Exhibit (a)(21)

January 22, 2007 Dear Fellow Shareholders,

As you know, on January, 18, 2007, affiliates of The Carlyle Group commenced a tender offer to acquire all of ElkCorp's outstanding shares of common stock for $40.50 (the "Carlyle Tender Offer"). On January 22, 2007, Carlyle raised the price per share to be paid in the Carlyle Tender Offer to $42.00, an increase of $1.50 per share (the "Carlyle Amended Tender Offer"). The increased price of $42.00 per share represents a premium of approximately 67% over ElkCorp¢®¯s closing share price on November 3, 2006, the last trading day before ElkCorp announced that its Board of Directors and management were conducting a review of the Company's strategic alternatives

Enclosed with this letter is an amendment to ElkCorp's Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the Securities and Exchange Commission. The amendment relates to the Schedule 14D-9 mailed to you on January 19, 2007. As described in greater detail in this document, your Board of Directors, on the recommendation of its Special Committee of independent, non-management directors and with the assistance of its legal and financial advisors, recommends that ElkCorp shareholders ACCEPT the Carlyle Amended Tender Offer and tender their shares in the Carlyle Amended Tender Offer.

On January 18, 2007, a subsidiary of BMCA commenced a tender offer to purchase all of the Company's shares of common stock for $42.00 per share (the "BMCA Tender Offer"). This letter and the enclosed materials do not address the BMCA Tender Offer. The Board, consistent with its fiduciary duties, the Company's obligations under the merger agreement with Carlyle and applicable laws, will review the BMCA Tender Offer and make a recommendation to ElkCorp shareholders. The Board urges its shareholders not to take any action with respect to the BMCA Tender Offer until the Board makes its recommendation.

Since our review process began in 2006, your Board has been working to secure maximum value for shareholders and the right result for the Company. We thank you for your continued support.

Very truly yours,
/s/ Thomas D. Karol
Thomas D. Karol

Chairman of the Board and
Chief Executive Officer

Additional Information and Where to Find It. In connection with the Carlyle tender offer announced on January 18, 2007, ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”), and an amendment thereto in respect of the increased purchase price. In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by an affiliate of BMCA, ElkCorp expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents (when they become available in the case of those not yet available) because they will contain important information about the tender offer and the proposed merger. Free copies of materials which will be filed by ElkCorp will be available at the SEC's web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp's participants in the solicitation is set forth in ElkCorp's proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in a proxy statement relating to the merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.